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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                CYBERMEDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                           NETWORKS ASSOCIATES, INC.
                           CYCLONE ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   23249P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                PRABHAT K. GOYAL
                            CHIEF FINANCIAL OFFICER
                            NETWORK ASSOCIATES, INC.
                              3965 FREEDOM CIRCLE
                             SANTA CLARA, CA 95054
                                 (408) 988-3832
                            ------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                            DENNIS C. SULLIVAN, ESQ.
                             BRADLEY J. ROCK, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301
                                 (650) 328-6561

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     This Amendment No. 1 dated August 31, 1998 to the Tender Offer Statement on
Schedule 14D-1 dated August 3, 1998 (the "Schedule 14D-1") relates to the offer by Cyclone Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Networks Associates, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of CyberMedia, Inc., a Delaware corporation (the "Company"), at a price of $9.50 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). Capitalized term used and not otherwise defined herein have the meanings given such terms in the Schedule 14D-1.




                                        2
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ITEM 10. ADDITIONAL INFORMATION.



     The last full paragraph set forth on Page 10 of the Offer to Purchase under
Section 8 "Certain Information Concerning the Company" is hereby deleted and replaced in its entirety by the following paragraph.



     The Company does not as a matter of course make public any estimates as to future performance or earnings, and the estimates set forth above are included in this Offer to Purchase only because the information was made available to Parent by the Company. The Company has informed Parent that the estimates were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding estimates or forecasts. The Company has also informed Parent that its internal financial forecasts (upon which the estimates provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decision-making purposes and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. Projected information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company, Purchaser or Parent. Many of the assumptions upon which the estimates were based, none of which was approved by Parent or Purchaser, are dependent upon economic forecasting (both general and specific to the Company's businesses), which is inherently uncertain and subjective. The inclusion of the foregoing estimates should not be regarded as an indication that the Company, Purchaser, Parent or any other person who received such information considers it an accurate prediction of future events, and neither Purchaser nor Parent has relied on them as such. Neither Purchaser nor Parent assumes any responsibility for the accuracy or validity of any of the estimates or any obligation to update any such estimates.



     Item 10 is hereby amended and supplemented by addition of the following information thereto:



     A copy of the joint press release announcing that Parent and the Company have resubmitted their Notification and Report Forms filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is filed as Exhibit (a)(9) to this Schedule 14D-1 and is incorporated herein by reference.



     A copy of Parent's press release announcing that the Offer has been extended and that the Offer and withdrawal rights will now expire at 11;00 p.m. New York City time, on Friday, September 4, 1998, is filed as Exhibit (a)(10) to this Schedule 14D-1 and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (a)(9)        Press Release, as issued by Parent and the Company on August
                  26, 1998.
    (a)(10)       Press Release, as issued by Parent on August 28, 1998.


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                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          NETWORKS ASSOCIATES, INC.

                                          By:     /s/ WILLIAM L. LARSON
                                            ------------------------------------
                                            William L. Larson
                                            Chief Executive Officer
                                            and Chairman of the Board

                                          CYCLONE ACQUISITION CORP.


                                          By:     /s/ RICHARD HORNSTEIN

                                            ------------------------------------

                                            Richard Hornstein

                                            President


Dated: August 31, 1998


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                                 EXHIBIT INDEX


EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (a)(9)        Press Release, as issued by Parent and the Company on August
                  26, 1998.
    (a)(10)       Press Release, as issued by Parent on August 28, 1998.